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                              May 20, 2022

       Robert Anderson
       Chief Executive Officer
       EARTHSTONE ENERGY INC
       1400 Woodloch Forest Drive, Suite 300
       The Woodlands, TX 77380

                                                        Re: EARTHSTONE ENERGY
INC
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed May 6, 2022
                                                            File No. 001-35049

       Dear Mr. Anderson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       General

   1. We note your disclosure on page 12 that pursuant to the Purchase Agreement, which closed on April 14,
2022, the Company acquired the interests in oil and gas leases and related property of
Bighorn Asset Company, LLC ("Bighorn") for a purchase price of
                                                        $638.9 million in cash,
net of preliminary and customary purchase price adjustments, and
                                                        5,650,977 shares of
Class A Common Stock, and of which 510,638 shares are held in escrow to satisfy any
seller indemnification obligations. We further note that the issuance of the Preferred Stock,
as well as the approval of the conversion feature of the Preferred
                                                        Stock and the issuance
of the Class A Common Stock upon conversion of the Preferred
                                                        Stock, are intended to
facilitate your transaction with Bighorn. Note A to Schedule 14A requires that the
information called for by Items 11, 13 and 14 to be provided when security holders are
asked to authorize the issuance of additional securities to be used to acquire another
specified company when there will be no separate opportunity to vote
 Robert Anderson
EARTHSTONE ENERGY INC
May 20, 2022
Page 2
      on the acquisition. Please revise the preliminary information statement to also include the information required by Items 13 and 14 of Schedule 14A with respect to this transaction, or provide an analysis explaining why you do not believe you are required to do so. Refer to Note A of Schedule 14A and Item 1 of Schedule 14C, which incorporates the disclosure requirements of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                          Sincerely,
FirstName LastNameRobert Anderson
                                                          Division of
Corporation Finance
Comapany NameEARTHSTONE ENERGY INC
                                                          Office of Energy &
Transportation
May 20, 2022 Page 2
cc:       Reid Godbolt
FirstName LastName